SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D
                          AMENDMENT NO. 1

             Under the Securities Exchange Act of 1934

                            Rhodes, Inc.
             ------------------------------------------
                          (Name of Issuer)


                            Common Stock
                           (No Par Value)
             -------------------------------------------
                  (Title of Class and Securities)


                             76235P101
             --------------------------------------------
               (CUSIP Number of Class of Securities)


                          O. Mason Hawkins
                  Chairman of the Board and C.E.O.
                                and
                         Charles D. Reaves
                  Vice President & General Counsel

                Southeastern Asset Management, Inc.
                   6075 Poplar Avenue;  Suite 900
                         Memphis, TN  38119

    _______________________(901)_761-2474______________________

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)


                         January 2, 1997
                   ----------------------------
                   (Date of Event which Requires
                     Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Statement and is filing this Schedule because of Rule 13d-1(b)(3)
or (4), check the following box:            [ ]



CUSIP No. 76235P101                                        13D
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  SOURCE OF FUNDS
     OO:  Funds of investment advisory clients
-------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
-------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
-------------------------------------------------------------------
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(8) SHARED OR NO VOTING POWER
                                       (Includes Non-Discretionary)
                                   :    None
                                   --------------------------------
                                   :(9) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :    None
                                   --------------------------------
                                   :(10) SHARED DISPOSITIVE POWER
                                   :     None
-------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Discretionary & Non-discretionary Accounts)
       None
-------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
-------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0%
-------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON
      IA
-------------------------------------------------------------------





CUSIP No. 76235P101                                        13D
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Longleaf Partners Small-Cap Fund        I.D. No. 62-1376170
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  SOURCE OF FUNDS
     OO:  Funds of investment advisory clients
-------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
-------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts
-------------------------------------------------------------------
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(8) SHARED OR NO VOTING POWER
                                   :    None
                                   --------------------------------
                                   :(9) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :    None
                                   --------------------------------
                                   :(10) SHARED DISPOSITIVE POWER
                                   :     None
-------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Discretionary & Non-discretionary Accounts)
       None
-------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
-------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0%
-------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON
      IV
-------------------------------------------------------------------






CUSIP No. 76235P101                                         13D
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. ###-##-####
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  SOURCE OF FUNDS
     OO:  None
-------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
-------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
-------------------------------------------------------------------
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(8) SHARED VOTING POWER

                                   :    None
                                   --------------------------------
                                   :(9) SOLE DISPOSITIVE POWER

                                   :    None
                                   --------------------------------
                                   :(10) SHARED DISPOSITIVE POWER

                                   :    None
-------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None  (See Item 2 )
-------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
-------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0%
-------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON
      IN
-------------------------------------------------------------------






                     Purpose of Amendment No. 1

This Amendment No. 1 to the Schedule 13D of Southeastern Asset

Management, Inc. ("Southeastern") relating to the common stock (the

"Securities") of Rhodes, Inc. (the "Issuer"), is being filed to amend and restate the information contained in the original filing with respect to the percentage of ownership of the outstanding

Securities of the Issuer attributed to Southeastern, as disclosed in Items 7 through 13 of the cover pages and in Item 5(a) of the text on behalf of Southeastern's clients.



              Item 5(a) is hereby restated as follows:

Item 5.  Interest in Securities of the Issuer.

(a). As of January 2, 1997, all of the Securities previously acquired on behalf of Southeastern's clients and attributed to

Southeastern for reporting purposes have been exchanged for

securities of Heilig-Meyers Co. pursuant to a merger agreement under which each shareholder of the Issuer received one share of

Heilig-Meyers Co. for each two shares of the Securities of the

Issuer which were owned.  As a result, the clients of Southeastern no longer have an interest in the Issuer which is reportable on

Schedule 13D.











                             SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 1997

SOUTHEASTERN ASSET                    LONGLEAF PARTNERS
MANAGEMENT, INC.                      SMALL-CAP FUND

By /s/ Charles D. Reaves              By /s/ Charles D. Reaves
--------------------------            -------------------------
Charles D. Reaves                     Charles D. Reaves
Vice President & General              Executive Vice President
Counsel


O. MASON HAWKINS
(Individually)
/s/ O. Mason Hawkins
---------------------------

                       Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13D with respect to the Common Stock of Rhodes, Inc., and further agree that this joint filing agreement be included in this filing. In evidence thereof, the undersigned hereby execute this Agreement on the 8th day of January, 1997


SOUTHEASTERN ASSET                    LONGLEAF PARTNERS
MANAGEMENT, INC.                      SMALL-CAP FUND

By /s/  Charles D. Reaves             By /s/ Charles D. Reaves
--------------------------            -------------------------
Charles D. Reaves                     Charles D. Reaves
Vice President & General              Exec. V. P.
Counsel

O. MASON HAWKINS
(Individually)

/s/ O. Mason Hawkins
---------------------------